                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         CENTRAL VALLEY COMMUNITY BANCORP
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   155685 10 0
                                  -------------
                                 (CUSIP Number)

                 Gayle Graham, Central Valley Community Bancorp,
             600 Pollasky Avenue, Clovis CA 93612 - (559) 298-1775
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 155685 10 0         SCHEDULE 13D                    Page 2 of 6 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON.
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Louis C. McMurray (S.S. No. ###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               131,795
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  131,795
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     131,795
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER


     This statement relates to the common stock, no par value (the "Common Stock"), of Central Valley Community Bancorp, 600 Pollasky Avenue, Clovis CA 93612.


Item 2.  IDENTITY AND BACKGROUND


     (a)  NAME:

          Louis C. McMurray


     (b)  BUSINESS ADDRESS:

          2520 North Argyle
          Fresno, California 93727


     (c)  PRESENT PRINCIPAL OCCUPATION AND
          NAME AND ADDRESS OF CORPORATION:

          Mr. McMurray is President of Charles McMurray Company, 2520 North Argyle, Fresno, California 93727, a wholesale hardware company with outlets in Fresno and Sacramento.


     (d)  CRIMINAL CONVICTIONS:

          Mr. McMurray has not, during the last five years, been convicted in a criminal proceeding.


     (e)  Civil Proceedings Regarding Federal or State Securities Laws:

          Mr. McMurray has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.


     (f)  CITIZENSHIP:


          Mr.  McMurray is a citizen of the United States of America.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. McMurray acts as Trustee of the Charles McMurray 1991 Living Trust, which holds 13,134 shares and of the Jed McMurray 1991 Living Trust, which holds 13,137 shares. Each of said trusts acquired the shares with trust funds already on hand or as a result of gifts. Mr. McMurray acts as Trustee of the Lou McMurray Living Trust, which holds 64,016 shares. Mr. McMurray acts as Trustee of the Louis and Dena McMurray Living Trust, which holds 8,500 shares.

          Also included are 13,214 shares held by the Charles McMurray Co., which were acquired with funds of the Charles McMurray Co., and options to purchase a total of 19,794 shares which were granted to Mr. McMurray pursuant to the Clovis Community Bank 1992 Stock Option Plan.


Item 4. PURPOSE OF TRANSACTION


     See Item 3 herein for a description of Mr. McMurray's beneficial ownership of Common Stock.

          Mr. McMurray has no plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company 's business or corporate structure;

               (g) Changes in the Company 's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER


     (a) The aggregate number and percentage of the no par value Company Common Stock beneficially owned by Mr. McMurray is as follows:

     Number of Shares                   Percentage of Outstanding
     Beneficially Owned                 Shares Beneficially Owned
     ------------------                 -------------------------
     131,795 (1)                                9.9% (2)

     ---------------------

     (1) Includes 13,134 shares held by the Charles McMurray 1991 Living Trust, of which Mr. McMurray acts as Trustee; 13,137 shares held by the Jed McMurray 1991 Living Trust, of which Mr. McMurray acts as Trustee; 64,016 shares held by the Lou McMurray Living Trust, of which Mr. McMurray acts as Trustee; 8,500 shares held by the Louis and Dena McMurray Living Trust, of which Mr. McMurray acts as Trustee; 13,214 shares held by the Charles McMurray Co.; and 19,794 shares subject to currently exercisable options.

     (2)  Based on 1,303,459 shares of common stock outstanding on December 5,
     2000

     (b)  Number of shares as to which Mr. McMurray has:

          (i)  sole power to vote or to direct the vote: 131,795 shares (1)

          (ii) shared power to vote or to direct the vote: 0 shares

          (iii) sole power to dispose or to direct disposition: 131,795 shares (1)

          (iv) shared power to dispose or to direct the disposition: 0 shares

-------------------------

(1)  Includes 19,794 shares subject to currently exercisable options.

     (c) Mr. McMurray has purchased 10,008 shares of Company stock, at a per share price of $13.50 per share, during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER


     Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS


     Not applicable.


SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 11, 2000              /s/ Louis C. McMurray
                                     ------------------------------------------
                                     Louis C. McMurray